LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

January 11, 2021

Mr. Michael Volley

Mr. Amit Pande

Ms. Jessica Livingston

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C.

Re: Legion Capital Corporation – Form 1-A

File No: 024-11332

Dear Messrs. Volley, Pande, Field and Ms. Livingston,

We are in receipt of your Comment Letter dated January 6, 2021 in the referenced matter. We have filed a Form 1-A/A simultaneously herewith and further respond to your Comment Letter as follows:

Form 1-A/A filed December 21, 2020 Part I. Item 1.

Outstanding Securities

Common Equity Units Name of Trading Center or Quotation Medium, page I-4

1.	We note your disclosure here of “none” has not been updated to reflect revised disclosure that your common stock began trading on December 7, 2020 on the OTCQX. Please update or advise.

Response: We have revised the Form 1-A/A accordingly.

The Offering, page II-4

2.	We note your response to comment 3. Please clarify the aggregate value of your outstanding notes and bonds.

Response: We have revised the Form 1-A/A accordingly.

Executive Compensation, page II-38

3.	Please update to include 2020 compensation disclosure. Please also update to December 31, 2020 the disclosures under Certain Relationships and Related Party Transactions on page 39 and Security Ownership of Certain Beneficial Owners and Management on page 40.

Response: We have revised the Form 1-A/A accordingly.

Description of Securities, page II-41

4.	Noting new disclosures that as of December 7, 2020 your stock is publicly traded on the OTCQX marketplace under the ticker symbol LGCP, please update here and on pages 3, 17 and 42 to reconcile or explain the statements of “no public market” and “prior to this offering, there has not been a public market for our common stock,” Please advise, with a view towards revised disclosure, whether the trading price will be considered by the Board in setting the offering price. For clarity and balance, disclose here and on the cover page the trading price as of a recent date or advise.

Response: We have revised the Form 1-A/A accordingly.

Thank you very much for your consideration and if you have any questions, please feel free to contact me at jim@byrdpa.com or by cell phone (407) 312-4405.

Respectfully Submitted,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Attorney for Legion Capital Corporation